Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836



         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. and TurnWorks, Inc. (together, "TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and TurnWorks undertakes no obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. TurnWorks cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in the preliminary joint proxy statement/prospectus filed with the Securities and Exchange Commission by TurnWorks Acquisition III, Inc. and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         TurnWorks Acquisition III, Inc. has filed a preliminary joint proxy statement/prospectus, and may file other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Filings with the SEC by TurnWorks Acquisition III, Inc. are located under the name of the registrant, "TurnWorks Acquisition III, Inc." In addition, documents filed with the SEC by Hawaiian Airlines, Inc. may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700).

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THE FOLLOWING IS A TRANSCRIPT OF A PRERECORDED VOICE MESSAGE FROM GREGORY D.
BRENNEMAN MADE AVAILABLE TO EMPLOYEES OF HAWAIIAN AND ALOHA FOR THE WEEK OF MARCH 18, 2002.

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Hi, this is Greg with the voicemail update for the week of March 18th. I was surprised and disappointed by the decisions of Hawaiian Airlines to not extend the April 18th day for closing the merger. The failure to extend the timetable basically precludes completing the merger. It is my hope that Hawaii and each of you will someday receive the benefits this merger provides. Working together we accomplished a lot over a 3 month period. We have made tremendous progress in achieving a successful combination in virtually every critical area. This includes developing a plan to combine and rapidly grow the airline. Negotiating a new fleet and new financing and working with community leaders and antitrust officials. I want to express thanks to each of the professional men and women of Aloha and Hawaiian for running a great operation during the merger approval process. I did not get a single call from the FAA concerning a disruption as a result of the merger. I'd also like to express appreciation to the union leaders. Thanks to them the negotiation process for merging the seniority lists and combining contracts was one of the smoothest in airline history. We were clearly moving forward in record time. Finally, I'd like to let each of you know how much I enjoyed meeting you. You are clearly true professionals in the airline industry. May you all have much future success. God bless and Mahalo. Remember to check the SEC website at sec.com if you would like more information. Thank you.